SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2006
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
(translation of Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☐                    Form 40-F  ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: March 2, 2006		Signed:	Donald F. Barnhardt

	By:	Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

NEWS

Release: Immediate, March 1, 2006
CANADIAN PACIFIC RAILWAY LIMITED AMENDS NORMAL COURSE
ISSUER BID
Calgary, Alberta — Canadian Pacific Railway Limited (TSX/NYSE:CP) has completed the necessary filings to increase the number of common shares that it may purchase under its existing normal course issuer bid. The increase allows CPR to purchase up to 3,325,000 of its common shares during the 12 month period ending June 5, 2006. This represents approximately 2.1% of the common shares outstanding on May 25, 2005, the date of CPR’s original notice of its intention to make normal course issuer bid purchases. CPR purchased 1,761,000 shares under the existing bid in 2005.
As previously announced on February 21, 2006, CPR’s Board of Directors has authorized CPR to purchase up to 5.5 million of its outstanding common shares in 2006 through normal course issuer bid purchases. This represents approximately 3.5% of its common shares outstanding at December 31, 2005. The amendment to the existing bid enables CPR to purchase a portion of those shares during the period covered by the existing bid. Subject to regulatory approval, CPR intends to renew the bid at the time of its scheduled expiry to enable it to purchase the balance of the 5.5 million shares during 2006.
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. Canadian Pacific Railway is marking its 125th anniversary in 2006. For more information, visit CPR’s website at www.cpr.ca.

Contacts:

Media	Investment Community
Leslie Pidcock	Paul Bell, Vice-President — Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
email: leslie_pidcock@cpr.ca	email: investor@cpr.ca